SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 1, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                 Form 40-F   ☐

Enclosures:

Nokia press release dated November 30, 2010: Renesas Electronics’ acquisition of Nokia’s Wireless Modem business completed

Nokia Siemens Networks press release dated November 18, 2010: Armando Almeida to lead Global Services at Nokia Siemens Networks

NAVTEQ press release dates November 16, 2010: NAVTEQ Acquires PixelActive

PRESS RELEASE

November 30, 2010

Renesas Electronics’ acquisition of Nokia’s Wireless Modem business completed

Espoo, Finland and Tokyo, Japan - Nokia and Renesas Electronics Corporation today announced the completion of Renesas Electronics’ acquisition of Nokia’s Wireless Modem business, which was initially announced on July 6, 2010. With this transfer, Renesas Electronics assumes full ownership of the Wireless Modem unit, which has been responsible for development of Nokia’s wireless modem technologies for LTE, HSPA and GSM standards. As a result of the transaction, approximately 1 100 employees transfer from Nokia to Renesas Electronics.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

About Renesas Electronics

Renesas Electronics Corporation (TSE: 6723), the world’s number one supplier of microcontrollers, is a premier supplier of advanced semiconductor solutions including microcontrollers, SoC solutions and a broad range of analog and power devices. Business operations began as Renesas Electronics in April 2010 through the integration of NEC Electronics Corporation (TSE:6723) and Renesas Technology Corp., with operations spanning research, development, design and manufacturing for a wide range of applications. Headquartered in Japan, Renesas Electronics has subsidiaries in 20 countries worldwide. More information can be found at www.renesas.com.

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the

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various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

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Renesas Electronics Corporation

Kyoko Okamoto

Tel. + 81 3 6756 5555

kyoko.okamoto.sx@renesas.com

www.nokia.com

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Press Release

Espoo, Finland — November 18, 2010

Armando Almeida to lead Global Services at Nokia Siemens Networks

Armando Almeida has been appointed to lead the Global Services business at Nokia Siemens Networks, effective January 1, 2011. He will join the company’s executive board and be based in Espoo, Finland. Almeida is currently responsible for sales and operations for the company in Latin America.

“Armando has a strong record of delivering results and deep experience in services,” said Rajeev Suri, chief executive officer, Nokia Siemens Networks. “He takes over a business that has grown steadily under Ashish Chowdhary’s leadership and I am confident he is the right person to build on that momentum.”

As announced* on September 16, 2010, Ashish Chowdhary, the current head of Global Services, is moving to a newly created position: head of Customer Operations East. In this role, Chowdhary will lead the company’s customer and business operations across India, Asia Pacific, Japan, Greater China and the Middle East. Chowdhary will continue to be a member of the executive board.

Almeida has many years of international experience in the telecoms and IT industries gained at a number of companies, including Hewlett-Packard and Compaq. He joined Nokia Networks in May 2005.

Almeida holds a PhD in Electrical Engineering from the University of Witwatersrand in South Africa. A Portuguese citizen, he has lived and worked on four continents. He is married and has five children.**

The company will appoint a successor to lead sales and operations in Latin America in due course.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of telecommunications services. With its focus on innovation and sustainability, the company provides a complete portfolio of mobile, fixed and converged network technology, as well as professional services including consultancy and systems integration, deployment, maintenance and managed services. It is one of the largest telecommunications hardware, software and professional services companies in the world. Operating in 150 countries, its headquarters are in Espoo, Finland. www.nokiasiemensnetworks.com

Talk about Nokia Siemens Networks’ news at http://blogs.nokiasiemensnetworks.com and find out if your country is exploiting the full potential of connectivity at www.connectivityscorecard.org

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

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Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 7180 31451

E-mail: mediarelations@nsn.com

Notes to editors:

* See press statement: ‘Nokia Siemens Networks announces realignment to support acquisition of Motorola assets’ here

** A biography and photos of Armando Almeida are available online here

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NEWS

FOR IMMEDIATE RELEASE

Editorial Contacts:

Stella Smith	Bob Richter

NAVTEQ	for NAVTEQ

Tel: 312-894-76124	Tel: 212-802-8588

e-M: stella.smith@navteq.com	e-M: bob@richtermedia.com

NAVTEQ Acquires PixelActive

Acquisition Reinforces the Company’s Commitment to Leadership in 3D Mapping

Chicago, IL — November 16, 2010 — NAVTEQ, the leading global provider of maps, traffic and location data enabling navigation, location-based services and mobile advertising around the world, has acquired PixelActive.  The acquisition is an extension of NAVTEQ’s strategy to accelerate expansion from a 2D to 3D map, as well as providing further opportunity to leverage 3D technologies for all NAVTEQ products.

The acquisition of PixelActive Inc., a California-based company with 16 employees prior to close, supports NAVTEQ’s move to a 3D-based architecture.  PixelActive specializes in tools and technologies for 3D modeling of detailed road networks, buildings and terrain.   The company’s Cityscape product has been utilized by NAVTEQ in the development of product offerings such as 3D Junction Objects and 3D City Models.  The acquisition of PixelActive is aimed at expanding NAVTEQ’s ability to efficiently build products in a 3D environment.  Steve Rotenberg and Michael Kelley, the founders of PixelActive, will stay with the company and continue their roles in the R&D organization supporting these efforts.

“Future developments in navigation and other location-enabled solutions will rely heavily on 3D mapping capabilities,” said Cliff Fox, executive vice president, NAVTEQ Maps.  “Putting this critical product architecture in place will provide a foundation for the rapid creation of 3D content and keep NAVTEQ on the forefront of the industry.”

“The acquisition of PixelActive underscores NAVTEQ’s continued commitment to providing the most advanced digital maps” explained Larry Kaplan, president and CEO, NAVTEQ.  “We are quickly moving to a world of 3D maps and NAVTEQ is taking the necessary steps to continue to provide our customers with a superior offering from which they can differentiate their products.”

Terms of the acquisition are not disclosed.

About PixelActive

PixelActive is a leading provider of 3D urban modeling software for video games, simulation, navigation, and urban planning. Their flagship product, CityScape, enables developers to create 3D urban environments easier and faster than traditional methods, and allows creation of optimized models for real-time visualization and simulation. PixelActive is headquartered in Carlsbad, California, and was founded by game industry veterans Steve Rotenberg and Michael Kelley.

About NAVTEQ

NAVTEQ is the leading global provider of maps, traffic and location data (digital location content) enabling navigation, location-based services and mobile advertising around the world.  NAVTEQ supplies comprehensive digital location content to power automotive navigation systems, portable and wireless devices, Internet-based mapping applications and government and business solutions.  The Chicago-based company was founded in 1985 and has approximately 5,100 employees located in 212 offices in 48 countries.  NAVTEQ is a wholly-owned subsidiary of Nokia Corporation.

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device — from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

NAVTEQ and Nokia are trademarks in the U.S. and other countries. All rights reserved.

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel

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